Filed by BowX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WeWork Inc.

Commission File No. 001-39419

The following communication was made available by Bloomberg on their website on May 18, 2021. The article and interview with WeWork Inc.’s Chairman and Chief Operating Officer, Marcelo Claure, can be found here:
https://www.bloomberg.com/news/articles/2021-05-18/wework-chairman-says-demand-exceeds-pre-pandemic-levels.

5/18/2021                              WeWork Chairman Says Demand Exceeds Pre-Pandemic Levels - Bloomberg

Technology

WeWork Chairman Says Demand Exceeds Pre-Pandemic Levels

A new focus on flexible work could boost the long-suffering company.

By Sarah McBride

May 18, 2021, 11:15 AM EDT

Updated on May 18, 2021, 12:58 PM EDT

WeWork Says Demand Has Surpassed Pre-Pandemic Levels

WeWork, the office-rental company most closely associated with entrepreneurial excess, has seen demand bounce back in the aftermath of the Covid-19 pandemic, and inquiries from potential customers exceed what they were before nationwide lockdowns, its executive chairman said.

“The demand for WeWork space today is higher than it was prior to the pandemic,” said Marcelo Claure, who is also chief operating officer of SoftBank Group Corp., WeWork’s biggest investor, during an interview at the Bloomberg Businessweek virtual summit.

A spokeswoman for WeWork said revenue had recovered after a pandemic dip. “Sales are back to pre-pandemic levels, and our sales pipeline is strong,” she wrote in an email.

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5/18/2021                         WeWork Chairman Says Demand Exceeds Pre-Pandemic Levels - Bloomberg

WeWork attempted an initial public offering two years ago, but the deal imploded after investors lost confidence in its former chief executive officer, Adam Neumann, and its lofty $47 billion valuation. After its very public meltdown, the company retrenched, cutting thousands of jobs.

Listen to the podcast: Foundering: The WeWork Story

Now, WeWork is again seeking to go public, this time with a new CEO, real estate veteran Sandeep Mathrani, and on the Nasdaq via a $9 billion merger with a special-purpose acquisition company, BowX Acquisition Corp. Shares of BowX rose about 7% on Tuesday after Claure’s comments.

Covid-19 shutdowns gave WeWork a chance to “reinvent” itself, Claure said, prompting the company to slash costs. In a March presentation, WeWork said revenue excluding China for 2021 was estimated at $3.2 billion, on par with 2020 and 2019. Now, as more employers experiment with bringing workers back to the office on flexible schedules and sometimes in far-flung locations, We Work said it’s ready.

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5/18/2021                         WeWork Chairman Says Demand Exceeds Pre-Pandemic Levels - Bloomberg

Customers “are basically sending us their employees because they don’t know how many days they’re going to be working,” Claure said. “They don’t know where their business is going to grow.” Because many companies are reluctant to sign long-term leases, WeWork’s flexible terms hold greater appeal, he said.

In the wide-ranging interview, Claure was asked about what’s next for SoftBank and its founder, Masayoshi Son, and about Claure’s hometown of Miami. He declined to say who the next leader of SoftBank might be, saying that only Son, 63, knows the answer. Claure also talked up Miami’s efforts to build its startup ecosystem. “It has an incredible feel,” he said, “what Silicon Valley used to have.”

(Updates with shares in the fifth paragraph.)

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5/18/2021                         WeWork Chairman Says Demand Exceeds Pre-Pandemic Levels - Bloomberg

Additional Information and Where to Find It

This communication relates to a proposed transaction between WeWork Inc. (the “Company”) and BowX Acquisition Corp. (“BowX”). This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, the combined company or BowX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. BowX has filed a registration statement on Form S-4 (the “S-4 registration statement”)with the Securities and Exchange Commission (the “SEC”), which includes a document that serves as a preliminary prospectus and proxy statement of BowX, referred to as a proxy statement/prospectus. After the S-4 registration statement has been declared effective, a proxy statement/prospectus will be sent to all BowX shareholders. BowX also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of BowX are urged to read the S-4 registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the S-4 registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BowX through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

BowX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from BowX’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of BowX and information regarding their interests in the business combination is set forth in BowX’s registration statement on Form S-1 (Registration No. 333-239941) originally filed with the SEC on July 17, 2020. Additional information regarding the interests of such persons and other persons who may be deemed participants in the solicitation are contained in the S-4 registration statement and the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements made in this communication are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” with respect to the proposed transaction between the Company and BowX include statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BowX’s securities, (ii) the risk that the

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5/18/2021                         WeWork Chairman Says Demand Exceeds Pre-Pandemic Levels - Bloomberg

transaction may not be completed by BowX’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BowX, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of BowX, the satisfaction of the minimum amount in the trust account following redemptions by BowX’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of the Company and potential difficulties in Company employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against the Company or against BowX related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of BowX’s securities on a national securities exchange, (xi) the price of BowX’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which BowX plans to operate or the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting BowX’s or the Company’s business, the Company’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) changes in general economic conditions, including as a result of the COVID-19 pandemic, and (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the S-4 registration statement discussed above, the proxy statement/prospectus and other documents filed or that may be filed by BowX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and BowX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor BowX gives any assurance that either the Company or BowX, or the combined company, will achieve its expectations.

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